February 6, 2012

VIA EDGAR
Edward M. Kelly
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:  Huixin Waste Water Solutions, Inc. (Formerly known as, China Growth Corporation)
Amendment 1 to Registration Statement on Form S-l Filed December 2, 2011
File No. 333-177238

Dear Mr. Kelly:

We hereby submit the responses of Huixin Waste Water Solutions, Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated January 23, 2012, to Mingzhuo Tan of the Company in regard to the above-referenced Amendment 1to Registration Statement on Form S-1 filed on December 2, 2011 (“Form S-1”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 2 to the Form S-1 (“Form S-1 Amendment No. 2”), filed with the Securities and Exchange Commission on February 6, 2012.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in Form S-1, as amended by the amendment(s).

General

1.	As appropriate, consider the updating requirements of Regulation S-X.

Response: We have considered the updating requirements of Regulation S-X and we believe Form S-1 Amendment No. 2 is compliant with such requirements.

Prospectus' Outside Front Cover Page

2.
Refer to prior comment three from our letter dated November 1, 2011. Disclose here and, as appropriate, elsewhere in the prospectus the specified fixed price per share at which the selling shareholders will sell the shares until the shares are quoted on the OTC Bulletin Board or another specified market.

Response: We have disclosed on the prospectus’ outside front cover page and as appropriate in the prospectus that the specified fixed price of $3.00 per share at which the selling shareholders will sell the shares until the shares are quoted on the OTC Bulletin Board or another specified market and after that the selling shareholders will sell at prevailing market prices or privately negotiated prices.

Summary Compensation Table, page 64

3.
Provide compensation data for the fiscal year ended December 31, 2011. For guidance you may wish to refer to Question 117.05 in the Regulation S-K section of our Compliance and Disclosure Interpretations available on the Commission's website.

Response: We have provided compensation data for the fiscal year ended December 31, 2011 on page 64 and 65 of Form S-1 Amendment No. 2.

The Company acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●
the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/ Mingzhuo Tan
Mingzhuo Tan
President and Chief Executive Officer